     Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following was presented by A.G. Lafley, Chairman of the Board, President and Chief Executive Officer of The Procter & Gamble Company, at the Consumer Analysts Group of New York Annual Conference on February 24, 2005:

P&G                                                                          The
                                                                        Gillette
                                                                         Company

                                CAGNY Conference
                               February 24, 2005

                                                                               2

P&G                           AG Lafley
                              Chairman, President
                              and Chief Executive

Agenda

o    P&G Business Update
o    Gillette Business Update
o    P&G the Best Partner for Gillette
o    The Growth Opportunity
o    Q&A

                                                                               4

                           Forward Looking Statement

All statements, other than statements of historical fact included in this presentation, are forward-looking statements, as that term is defined in the
Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully completing, executing, managing and integrating key acquisitions (including the Domination and Profit Transfer Agreement with Wella and the Company's agreement to acquire
The Gillette Company and obtaining the related required shareholder and regulatory

Regulation G Disclosure

o    Sales excluding foreign exchange
o    Organic sales
o    Core earnings
o    Free cash flow productivity

Strategies are Working

o    Focus on core business

o    Faster growing, higher margin, more asset-efficient health and beauty care businesses

o    Developing markets and lower income consumers

                            Business Update - Volume

                                 Volume Growth

                            Business Update - Sales

                              Sales Growth, ex. FX

Balance

o    Business portfolio
o    Customer portfolio
o    Geographic portfolio

                                                                           Ahold
                                                                           TESCO
                                                                           METRO
                                                                          TARGET
                                                                        WAL MART
                                                                       Carrefour
                                                                          COSTCO
                                                                          Kroger
                                                                      Albertsons
                                                                          K Mart

Leadership

o    Market leader in two thirds of total sales

o    #1 innovator (IRI pacesetter report)

o    Indispensable brands for retailers

Growth Focus Areas are Delivering

Leading Billion Dollar Brands

o    Portfolio is growing volume double digits

Growth Focus Areas are Delivering

Big Customers

o    Top 10 customers are growing volume 7%

                                     Ahold
                                     TESCO
                                     METRO
                                     TARGET
                                    WAL MART
                                   Carrefour
                                     COSTCO
                                     Kroger
                                   Albertsons
                                     K Mart

Growth Focus Areas are Delivering

o    Top 16 countries are growing volume 8%

Canada
U.S.
Mexico
Brazil
UK
Germany
France
Poland
Spain
Italy
Turkey
Saudi Arabia
Russia
China
Japan
Philippines

Growth Focus Areas are Delivering

o    Mid single digit organic volume growth

North America
Western Europe
Northeast Asia

Growth Focus Areas are Delivering

o    8 of top 16 countries are in developing markets
o    6 consecutive quarters of mid to high teens growth

Mexico
Brazil
Poland
Turkey
Saudi Arabia
Russia
China
Philippines

Growth Focus Areas are Delivering

Health Care & Beauty Care

Sales Growth ex. FX

Growth Focus Areas are Delivering

                                    $ Sales

FY '98                                FY '05 e                   With Gillette

    36%                                     47%                             50%

                                      +11% pts                        +14% pts

Health & Beauty Care
Balance of Company

Integration

o    Plug & play capability

Beaurty Care
Household Care
Health, Baby & Family Care

Market Development Organizations
Global Business Services
Corporate Functions
Core Business Resources

Razors
Braun
Duracell
Oral Care

                                                                              18

Growth Focus Areas are Delivering

Fabric & Home Care, Snacks & Coffee,
Baby & Family Care

                              Sales Growth ex. FX

Balance and Leadership

- Sustainable growth
- Consistent shareholder returns



Prilosec
Folgers
PUR
Charmin
Mr. Clean
Pringles
ARIEL
Swiffer
Pampers
Tide
Crest
Downy
Bounty



Ahold
TESCO
METRO
TARGET
WAL★MART
Carrefour
COSTCO
Kroger
Albertsons
Kmart

                                                                              21

Sustainable Growth, Consistent Returns

Historical P&G    x   What's different   =   Sustainable
  Strenghts                today             Performance

Innovation        x      Connect &       =  Faster Pace of
                     Develop Globally        Innovation

  Scale           x    Cost & Cash       =   Winning Value         Consistent
                       Discipline              Equation            Shareholder
                                                                   Returns
                         Unique
Go-to-Market      x   Organization       =   Excellence in
                        Structure              Execution

                        Launch &
  Branding        x   Leverage Holistic  =      Initiative
                        Marketing                 Success

Business Update - EPS

                                   EPS Growth

Gain from Juice Divestiture

Guidance Update - Jan. 28, 2005

Sales growth estimate:
 March '05:     high single digits
 Fiscal '05:    high single digits

EPS estimate:
 March '05:     $0.60 - $0.62 (+  9-13%)
 Fiscal '05:    $2.61 - $2.64 (+13-14%)

AG Lafley

Chairman, President
and Chief Executive

Strategic Rationale

o  Combine 2 best-in-class CPG companies with
   great momentum

Strategic Rationale

o    Combine 2 best-in-class CPG companies with
     great momentum

o    Strengthen the portfolio - 21 billion dollar brands and #1 market position in categories representing about two thirds of total sales

Strategic Rationale

o    Combine 2 best-in-class CPG companies with
     great momentum

o    Strengthen the portfolio - 21 billion dollar brands and #1 market position in categories representing about two thirds of total sales

o    Strengthen combined retail relationships

Strategic Rationale

o    Combine 2 best-in-class CPG companies with
     great momentum

o    Strengthen the portfolio - 21 billion dollar brands and #1 market position in categories representing about two thirds of total sales

o    Strengthen combined retail relationships

o    Leverage  our  strengths of branding, innovation, scale and go-to-market capability to realize our full potential and accelerate growth

Two Best-In-Class Companies
Getting Stronger

o    Four core strengths
     -    Branding
     -    Innovation
     -    Scale
     -    Go-to-market capability
o    Complementing and amplifying strengths with Gillette

Multiplying Innovative Capability

Historical P&G      x    What's different today   =   Sustainable
   Strengths                                          Performance

Innovation    x  Connect & Develop Globally   =  Faster Pace of Innovation

Complementary Innovation Platforms

o    Brands

o    Technologies

o    Design

Complementary Innovation Platforms

o    Women's hair removal

Complementary Innovation Platforms

o    Male grooming

Complementary Innovation Platforms

o    Design

Multiplying Innovative Capability

Historical P&G  x    What's different today    =   Sustainable
   Strengths                                       Performance

Innovation      x  Connect & Develop Globally  =  Faster Pace of Innovation

Scale           x  Cash & Cost Discipline      =  Winning Value Equation

Winning the Value Equation

o    $1 to 1.2 billion in cost synergies

o    Constant turnaround mentality

Eliminating
SG&A overlap

Generating                         Leveraging scale in
efficiencies in                    purchasing,
marketing and                      manufacturing,
retail selling                     logistics

Multiplying Innovative Capability

Historical P&G  x    What's different today    =   Sustainable
   Strengths                                       Performance

Innovation      x  Connect & Develop Globally  =  Faster Pace of Innovation

Scale           x  Cash & Cost Discipline      =  Winning Value Equation

Go-to-Market    x  Unique Organization         =  Excellence in Execution
                       Structure

Developing Markets

Developing Market Sales

The Gillette Company    ~$2.2bn

P&G          ~$11bn

* Euromonitor and Company estimates, constant prices and FX

Developing Markets Potential


Average P&G Category
Consumption Index
(Volume per capita)
~ 240
~ 70
Developing
Developed
~ 3 X
Weekly
Shaving
Frequency
~ 5
~ 2
China, India, Turkey
U.S.

Source: ACNielsen, company estimates

China

o    P&G covering more than 30% of China's population

     -    in more than 2000 cities and more than 11000 towns

o    Gillette covering about 10% of China's population

     -    focus on top 4 cities distributed in about 60 cities

Store         PG Hair        Razors
Front           Care        & Blades

PuyangCity, supermarket with about 2,000sqm

Improving Sub-scale Market Positions

Top 8
developing
market
scale countries
incl. China

8 subscale countries incl. India, Brazil

Multiplying Innovative Capability

Historical P&G  x    What's different today    =   Sustainable
   Strengths                                       Performance

Innovation      x  Connect & Develop Globally  =  Faster Pace of Innovation

Scale           x  Cash & Cost Discipline      =  Winning Value Equation

Go-to-Market    x  Unique Organization         =  Excellence in Execution
                       Structure

Branding        x   Launch & Leverage          =  Initiative Success
                   Holistic Marketing

Advantaged Categories

o    Trade-up marketing

o    In-store execution

Multiplying Innovative Capability

Historical P&G  x    What's different today    =   Sustainable
   Strengths                                       Performance

Innovation      x  Connect & Develop Globally  =  Faster Pace of Innovation

Scale           x  Cash & Cost Discipline      =  Winning Value Equation

Go-to-Market    x  Unique Organization         =  Excellence in Execution
                       Structure

Branding        x   Launch & Leverage          =  Initiative Success
                   Holistic Marketing

Upside To Sustainable Growth Model Through The End Of The Decade

Sales Growth       |
+5%to +7%          |
                   |
                   |     Double Digit
                   |>>   EPS Growth
                   |     Upside
                   |
                   |
2010               |
Operating Margin   |
of 24 - 25%        |

Q&A

On February 24, 2005, A.G. Lafley, Chairman of the Board, President and Chief Executive of Procter & Gamble, gave a presentation at the Consumer Analysts Group of New York Annual Conference. The presentation included some measures that are not defined under accounting principles generally accepted in the United States of America (U.S. GAAP). The following provides definitions of the non-GAAP measures used in the presentation and the reconciliation to the most closely related GAAP measure. Note: Sales growth percentages presented are approximations based on quantitative formulas consistently applied.

Organic Sales. Organic sales growth is a non-GAAP measure of reported sales growth excluding the estimated impacts of acquisitions and divestitures and foreign exchange from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of underlying results and trends of the base businesses by providing sales on a consistent basis. The reconciliation of reported sales growth to organic sales growth for Procter & Gamble:

	FY02	FY03	FY04	Six Months Ended Dec04
Reported Sales Growth	3%	8%	19%	11%
Acquisitions & Divestitures Impact	3%	0%	7%	2%
FX Impact	-1%	2%	4%	3%
Organic Sales (Ex: A&D, FX)	1%	6%	8%	6%

A specific reference was made to organic sales growth for Procter & Gamble’s combined Health Care and Beauty Care businesses:

	FY02	FY03	FY04	JAS04	OND04
Reported Sales Growth	9%	15%	34%	19%	10%
Acquisitions & Divestitures Impact	5%	4%	18%	11%	0%
FX Impact	-2%	3%	4%	3%	3%
Organic Sales (Ex: A&D, FX)	6%	8%	12%	5%	7%

Sales Growth Excluding Foreign Exchange. The presentation includes a discussion of segment sales growth excluding the impact of foreign exchange from year-over-year comparisons. The Company believes this provides investors with a more complete understanding of the underlying trends of sales growth. The “Foundation Businesses” include the combined results of Procter & Gamble’s Fabric & Home Care, Baby & Family Care, and Snacks & Coffee businesses.

	FY02	FY03	FY04	JAS04	OND04
Foundation Businesses – Reported Growth	-1%	7%	9%	10%	10%
FX Impact	-2%	2%	3%	3%	2%

Core Diluted Net Earnings Per Share Growth. Core diluted net earnings per share referenced in this presentation exclude restructuring charges from reported diluted net earnings per share. The table below provides a reconciliation of Procter & Gamble’s reported diluted net earnings per share to core diluted net earnings per share. In JAS04, Procter & Gamble completed the sales of the Juice Business. The year-over-year impact to diluted net earnings per share was $0.02, or 3%.

	FY02	FY03	FY04	JAS04	OND04
Diluted Net Earnings Per Share	$1.54	$1.85	$2.32	$0.73	$0.74
Percent Change v. Year Ago	50%	20%	25%	16%	14%

Core Diluted Net Earnings Per Share	$1.80	$2.04	$2.32	$0.73	$0.74
Percent Change v. Year Ago	10%	13%	14%	16%	14%

The restructuring program began in 1999 as part of the Company’s Organization 2005 initiative and was substantially completed at the end of fiscal year 2003. Restructuring program charges include separation related costs, asset write-downs, accelerated depreciation and other costs directly associated with the Company’s reorganization. Restructuring program charges are not included in business segment results, but instead are reported in corporate. The Company believes investors gain additional perspective of underlying business trends and results by providing a measure of earnings excluding restructuring program charges – particularly now that the program is completed. This is consistent with the Company’s business segment reporting and internal management goal-setting, and is a factor used in determining at-risk compensation levels. A historical reconciliation of reported-to-core financials during the Organization 2005 initiative is available on the Company’s website at www.pg.com/investor. The Company continues to conduct projects consistent with the focus of productivity improvement and margin expansion. Beginning with fiscal year 2004, charges associated with these projects are absorbed in normal operating costs.

* * *

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.